UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 1-31949
CUSIP NUMBER 46185W109

(Check One):           ☐ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☒ Form 10-Q     ☐ Form 10-D
☐ Form N-SAR     ☐ Form N-CSR

For Period Ended:      June 30, 2010

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates ___________________________________

PART I - REGISTRANT INFORMATION

INX Inc.

Full Name of Registrant

Former Name If Applicable

11757 Katy Freeway

Address of Principal Executive Office (Street and Number)

Houston, Texas 77079

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10- K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As previously announced, the Company identified errors in the recognition of revenue and its previously filed financial statements can no longer be relied upon.   The Company intends to file its restated financial statements for the fiscal year ended December 31, 2008 in conjunction with the filing of its annual report on Form 10-K for the year ended December 31, 2009.  The Company also intends to file a restated and amended Form 10-Q/A for each of the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009.  The Company expects to complete the filings as soon as practicable.

The errors in the recognition of revenue include errors in the accounting for customer contracts related to proper determination of units of accounting, consideration of linkage between contracts, fully considering the terms and conditions of individual contracts in the determination of revenue recognition, and incorrect identification of contract shipping terms resulting in errors in the timing of recognition of revenues and costs of revenues for certain transactions.  The Company is in the process of evaluating and quantifying the effect of these errors on the timing of revenue recognized in its current and previously issued financial statements for the year ended 2008 and the three quarters ending March 31, June 30 and September 31, 2009.   The Company is also in the process of evaluating and quantifying the effect of these errors on its evaluation of internal control over financial reporting and disclosure controls and procedures and believes the evaluation, when complete, will result in the reporting of material weaknesses in internal control over financial reporting.

The Company’s review of the timing of revenue recognition in connection with the accounting for customer contracts is ongoing, and the Company may decide, as a result of such review, that additional adjustments to historical financial statements are needed. In addition, the Company is assessing the adjustments to be made to the financial statements which will be included in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 (the “Quarterly Report”). Accordingly, because the restatement of previously issued financial statements are not yet complete, the Company is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 within the prescribed time period.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Brian Fontana                                       (713) 795-2303

 (Name)                             (Area Code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes     ☒ No

The Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 have not been filed. Such Annual and Quarterly Reports will be filed as soon as practicable following completion of the Company’s review.

 (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes     ☐ No*

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

INX Inc.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 16, 2010	By:	/s/ Brian Fontana Name: Brian Fontana Title: Chief Financial Officer

________________________

* The Company is diligently working to complete the restatement of previously issued financial statements for the fiscal year ended December 31, 2008 and for each of the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009. Until the current review and the restated financial statements are complete, a narrative and quantitative estimate of the anticipated change in the results of operations compared to the corresponding period for the last fiscal period cannot be made.